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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               Amendment No. 1 to
                                   SCHEDULE TO
                                  (Rule 13e-4)

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                          Sorrento Networks Corporation
 (Names of Filing Persons (identify status as offeror, issuer or other person))

          Options to purchase common stock, par value $0.30 per share, under certain Sorrento Networks Corporation option plans
         and under the Sorrento Networks, Inc. 2000 Stock Issuance Plan
                         (Title of Class of Securities)

                                   83586Q 10 0
                      (CUSIP Number of Class of Securities)

                                JOE R. ARMSTRONG
                             Chief Financial Officer
                          Sorrento Networks Corporation
                               9990 Mesa Rim Road
                           San Diego, California 92121
                                 (858)-558-3960

                                    Copy to:
                             W. RAYMOND FELTON, ESQ.
                Greenbaum, Rowe, Smith, Ravin, Davis & Himmel LLP
                            Metro Corporate Campus I
                              Post Office Box 5600
                          Woodbridge, New Jersey 07095
                                 (732) 549-5600
     (Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of filing persons)




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                            Calculation of Filing Fee

Transaction valuation*                   Amount of filing fee

$3,596,963.03                                  $719.39


* Calculated solely for the purpose of determining the amount of the filing fee. This amount assumes that options to purchase shares of common stock of Sorrento Networks Corporation having an aggregate value of $3,596,963.03 as of April 2, 2002, will be canceled pursuant to this offer. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of 1% of the transaction valuation.

     [x] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          Amount Previously Paid:   $719.39
          Form or Registration No.: 5-47159
          Filing Party:             Sorrento Networks Corporation
          Date Filed:               April 3, 2002

     [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

          Check the appropriate boxes below to designate any transactions to which the statement relates:

     [ ]  third-party tender offer subject to Rule 14d-1.
     [x]  issuer tender offer subject to Rule 13e-4.
     [ ]  going-private transaction subject to Rule 13e-3.
     [ ]  amendment to Schedule 13D under Rule 13d-2.

          Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

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                             INTRODUCTORY STATEMENT

         This Amendment No. 1 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed by Sorrento Networks Corporation with the Securities and Exchange Commission on April 3, 2002 (the "Schedule TO") relating to our offer to our employees and to employees of our subsidiaries to exchange outstanding options to purchase our common stock, par value $0.30 per share, having an exercise price greater than or equal to $7.50 per share for FIBR options and all outstanding options of our subsidiary, Sorrento Networks Inc. ("SNI"), granted under the Sorrento Networks Corporation 1988 Stock Option Plan (the "1988 Plan"), the Amended and Restated 1997 Incentive and Non-Qualified Stock Option Plan (the "1997 Plan"), the Sorrento Networks Corporation 2000 Stock Incentive Plan (the "2000 Plan"), the Sorrento Networks Inc. 2000 Stock Option/Stock Issuance Plan (the "SNI Plan") (collectively with the 1988 Plan, 1997 Plan and the 2000 Plan, the "Plans") for new nonqualified stock options with a new exercise price (the "New Options").

         Employees who were granted stock options on or after October 1, 2001, even if those options have an exercise price greater than $7.49 per share for FIBR options or if those options are SNI options, may not participate in the New Grant Program. Current and former directors and executive officers (within the meaning of Rule 16a-1(f) promulgated under the Securities Exchange Act of 1934, as amended) and key management as well as independent contractors, advisory board members and other non-employees of ours or of our subsidiaries are not eligible to participate in the New Grant Program.

         "Non-plan" option grants, previously included in this offer to exchange options, are now excluded from this offer. Accordingly, we are extending the offer to exchange outstanding stock options under the Plans. This offer will now remain open until 5:00 p.m. Pacific Time on May 17, 2002.

         We are changing the fax number to which elections to exchange grants of stock options should be delivered. The new number is (858) 450-4947. If you have already submitted your Letter of Transmittal (Election to Participate), you do not need to do anything further.

ITEM 1. SUMMARY TERM SHEET

         The reference to the inclusion of certain "non-plan" options in this Offer to Exchange, contained in the Summary Term Sheet under the introduction and under section 2 ("What securities are we offering to exchange?") is hereby deleted and the following information is hereby substituted in its stead:

                  "Non-plan" options are excluded from this offer to exchange stock options.

         The information contained in the Summary Term Sheet under the introduction and under sections 3 ("Why is Sorrento Networks corporation implementing the New Grant Program?"), 13 ("What will happen if I do not turn in my form by the deadline?"), and 30 ("What will be the share amount of the new options?") is hereby supplemented by the inclusion of the following

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information after each reference therein to the conversion ratio of 1 FIBR share for every 3.9 SNI shares:

                  Upon conversion of SNI option grants into FIBR option grants, the exercise price of the converted FIBR option grant is equal to the exercise price of the SNI option grant multiplied by 3.9. For example, an employee who tenders an option to purchase 3.9 shares of SNI stock at an exercise price of $5.45 per share will receive an option to purchase 1 share of FIBR stock with an exercise price of $21.25.

         The information contained in the Summary Term Sheet under section 13 ("What will happen if I do not turn in my form by the deadline?") is hereby supplemented by the inclusion of the following information before the last sentence:

                  Supplemental option grants equal to 10% of the equivalent number of FIBR options that are made to employees who elect not to participate in this offer to exchange will vest at the rate of 25% every three months for one year in total.

         The information contained in the Summary Term Sheet under the following sections:

                  section 4 ("What do I need to do to participate in the New Grant Program?");
                  section 11 ("If I decide to participate in the New Grant Program, what will happen to my current options?");
                  section 12 ("What is the deadline to participate in the New Grant Program, and how do I participate?");
                  section 14 ("How do I withdraw from the New Grant Program after I have submitted a Letter of Transmittal (Election to Participate)?");
                  section 15 ("During what period of time may I withdraw a previous election to participate in the New Grant Program?");
                  section 20 ("What if my employment at Sorrento Networks Corporation ends between the date of this Offer to Exchange and the replacement grant date?");
                  section 27 ("If I choose to participate in the New Grant Program, what will happen to my options that will be cancelled?");
                  section 29 ("When will we grant the new options?"); and
                  section 38 ("What do I need to do to participate in the New Grant Program?")

is hereby amended to change the date on which this Offer to Exchange expires to 5:00 p.m. Pacific Time on May 17, 2002 and also to change the fax number to which Letters of Transmittal (Election to Participate) should be sent. The new fax number is (858) 450-4947. If you have already submitted your Letter of Transmittal (Election to Participate), you do not need to do anything further.

ITEM 4. TERMS OF THE TRANSACTION

         The following sections of the Offer to Exchange contain a description of the material terms of the tender offer:

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          o    Summary Term Sheet;
          o    "Introduction";
          o    Section 1 ("Number of Options; Expiration Date");
          o Section 3 ("Procedures for Electing to Participate in the New Grant Program");
          o    Section 4 ("Withdrawal Rights");
          o Section 5 ("Acceptance of Options for Exchange and Issuance of New Options");
          o    Section 6 ("Conditions of the New Grant Program");
          o Section 8 ("Source and Amount of Consideration; Terms of New Options");
          o Section 11 ("Status of Options Acquired by Us in the New Grant Program; Accounting Consequences of the New Grant Program");
          o    Section 12 ("Legal Matters; Regulatory Approvals");
          o    Section 13 ("Material Income Tax Consequences"); and
          o Section 14 ("Extension of the New Grant Program; Termination; Amendment").

         The reference to the inclusion of certain "non-plan" options in this Offer to Exchange, contained in the Summary Term Sheet under the Introduction and section 2 ("What securities are we offering to exchange?") is hereby deleted and the following information is hereby substituted in its stead:

         "Non-plan" options are excluded from this offer to exchange stock options.

         The Summary Term Sheet and Section 3 are hereby supplemented by the inclusion of the following information:

         Supplemental option grants equal to 10% of the equivalent number of FIBR options that are made to employees who elect not to participate in this offer to exchange will vest at the rate of 25% every three months for one year in total.

         The information contained in the Summary Term Sheet, and in Sections 1 ("Number of Options; Expiration Date"), 3 ("Procedures for Electing to Participate in the New Grant Program"), 5 ("Acceptance of Options for Exchange and Issuance of New Options"), and 8 ("Source and Amount of Consideration; Terms of New Options") is hereby supplemented by the inclusion of the following information after each reference therein to the conversion ratio of 1 FIBR share for every 3.9 SNI shares:

                  Upon conversion of SNI option grants into FIBR option grants, the exercise price of the converted FIBR option grant is equal to the exercise price of the SNI option grant multiplied by 3.9. For example, an employee who tenders an option to purchase 3.9 shares of SNI stock at an exercise price of $5.45 per share will receive an option to purchase 1 share of FIBR stock with an exercise price of $21.25.

         The information contained in the Summary Term Sheet, and in Sections 3 (Procedures for Electing to Participate in the New Grant Program") is hereby amended to change the fax number to which Letters of Transmittal (Election to Participate) should be sent. The new fax number is (858) 450-4947. If you have already submitted your Letter of Transmittal (Election to

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Participate), you do not need to do anything further.

         The information set forth in the Offer to Exchange under Section 16 (Additional Information) is hereby amended to add the following sentence at the end of the second paragraph:

                  In addition, you should review any amendments to our Schedule TO and the Offer to Exchange that was filed with the SEC, including, among other things, the information contained in Amendment No. 1 to the Schedule TO, and delivered to you as an Amendment to the Offer to Exchange.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

         The information set forth in the Offer to Exchange under Section 2 (Purpose of the New Grant Program) is hereby amended to read as follows:

         We issued the options outstanding under the Plans to provide our employees an opportunity to acquire or increase their ownership stake in Sorrento Networks Corporation, creating a stronger incentive to expend maximum effort for our growth and success and encouraging our employees to continue their employment with us.

         Many of these options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our common stock. We are implementing the New Grant Program to provide our employees with the opportunity to own options that over time may have a greater potential to increase in value, which we hope will create better performance incentives for employees and will maximize the value of our common stock for our current stockholders.

         Because of the number of options currently outstanding, a grant of additional options to all Sorrento Networks Corporation employees holding out-of-the-money options could be significantly dilutive to our current and future stockholders and could potentially have a negative impact on our outstanding shares and earnings per share.

CONSIDERING THE RISKS ASSOCIATED WITH THE VOLATILE AND UNPREDICTABLE NATURE OF THE STOCK MARKET, THE TECHNOLOGY SECTOR AND OUR INDUSTRY IN PARTICULAR, THERE IS NO GUARANTEE THAT THE CLOSING MARKET PRICE OF OUR COMMON STOCK ON THE REPLACEMENT GRANT DATE (AND THEREFORE THE EXERCISE PRICE OF ANY NEW OPTION) WILL BE LESS THAN OR EQUAL TO THE EXERCISE PRICE OF YOUR EXISTING OPTION, OR THAT YOUR NEW OPTION WILL INCREASE IN VALUE.

         We are continuing our negotiations with the holders of SNI's Series A Convertible

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Preferred Stock but have not reached an agreement with them. On an "as converted" basis, the shares of Series A Convertible Preferred Stock represent approximately 14% of the outstanding shares of SNI. The terms of a settlement with the holders of such shares of Preferred Stock may include a requirement that we issue a significant and material quantity of our equity securities or securities that are convertible into our common stock.

         Subject to the foregoing, and except as otherwise disclosed in this Offer to Exchange, we currently have no plans or proposals that relate to or would result in:

          o an extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries that is material to us (however, we expect to consider such matters from time to time);
          o any purchase, sale or transfer of a material amount of our assets or the assets of any of our subsidiaries;
          o any material change in our present dividend rate or policy, or our indebtedness or capitalization;
          o    any other material change in our corporate structure or business;
          o our common stock not being authorized for quotation in an automated quotation system operated by a national securities association;
          o our common stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act;
          o the suspension of our obligation to file reports under Section 15(d) of the Securities Exchange Act;
          o the acquisition by any person of any of our securities or the disposition of any of our securities (other than as a result of the exercise of stock options issued under the Plans or purchases made under our employee stock purchase plan) in an amount that is material to us; or
          o any changes in our certificate of incorporation, bylaws of other governing instruments or any actions that could impede the acquisition of control of us.

         Neither we nor our Board of Directors makes any recommendation as to whether you should elect to participate in the New Grant Program, nor have we authorized any person to make any such recommendation. We urge you to evaluate carefully all of the information in this Offer to Exchange and to consult your own investment and tax advisors. You must make your own decision whether to elect to participate in the New Grant Program.

ITEM 12. EXHIBITS.

         Item 12 of the Schedule TO is hereby amended and restated as follows so as to add a reference to Exhibit (a)(11), which is attached hereto.

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
Exhibit           Description
Number
(a)      (1)*     Offer to Exchange, dated April 3, 2002.
         (2)*     Form of Letter of Transmittal (Election to Participate).
         (3)*     Form of Confirmation to Offerees Electing to Participate in the
                  Offer to Exchange.
         (4)*     Form of Notice of Withdrawal.
         (5)*     Transcript of announcement made to employees on April 3, 2002.
         (6)*     Form of Cover Letter to Eligible Option Holders.
         (7)*     Form of Stock Option Conversion Form for SNI Options.
         (8)*     Those portions of the Company's annual report on Form 10-K for its fiscal year ended January 31, 2001 filed with the
                  Securities and Exchange Commission on May 1, 2001
                  (incorporated herein by reference).
         (9)*     The Company's quarterly report on Form 10-Q for its fiscal quarter ended October 31, 2001 filed with the Securities and
                  Exchange Commission on December 17, 2001 (incorporated herein by reference).
         (10)*    The Company's annual report on Form 10-K for its fiscal year ended January 31, 2000 filed with the Securities and Exchange
                  Commission on May 5, 2000 (incorporated herein by reference).
         (11)     Form of Announcement to eligible option holders informing them of: the vesting schedule of supplemental options grants made to those employees who do not participate in this offer to exchange; the exclusion of "non-plan" options from the offer to exchange; the changed fax number to which Letters of
                  Transmittal (Elections to Participate) should be sent;
                  information regarding the potential consequences if a
                  settlement agreement is reached with the holders of SNI Series
                  A Convertible Preferred Stock; the extension of the deadline of the offer to exchange; and the clarification of the
                  exercise price of options granted as a result of the
                  conversion of SNI options into FIBR options.

(d)      (1)*     The Company's 1988 Stock Option Plan, filed with the Company's
                  Proxy Statement dated May 13, 1988 (incorporated herein by reference).
         (2)*     The Company's Amended and Restated 1997 Incentive and
                  Non-Qualified Stock Option Plan, filed with the Company's
                  Proxy Statement dated December 1, 1999 (incorporated herein by reference).
         (3)*     The Company's 2000 Stock Incentive Plan, filed with the
                  Company's Proxy Statement, dated December 11, 2000.
         (4)*     The Company's subsidiary Sorrento Networks, Inc.'s 2000 Stock
                  Option/Stock Issuance Plan, filed with the Company's Form 10-K for fiscal year ended January 31, 2001.
(g)               Not applicable.
(h)               Not applicable.

*        Previously filed.

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         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

Date: May 6, 2002                           SORRENTO NETWORKS CORPORATION

                                            /S/      JOE R. ARMSTRONG
                                            -------------------------
                                            Joe R. Armstrong
                                            Chief Financial Officer

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                                INDEX TO EXHIBITS

Exhibit
Number     Description
-------    -----------
(a)(11)  Form of Announcement to eligible option holders informing them of: the vesting schedule of supplemental options grants made to those employees who do not participate in this offer to exchange; the exclusion of
         "non-plan" options from the offer to exchange; the changed fax number to which Letters of Transmittal (Elections to Participate) should be sent; information regarding the potential consequences if a settlement agreement is reached with the holders of SNI Series A Convertible
         Preferred Stock; the extension of the deadline of the offer to exchange; and the clarification of the exercise price of options granted as a result of the conversion of SNI options into FIBR options.

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